enerPLUS

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

September 1, 2016

Enerplus to Present at Barclays CEO Energy/Power Conference 2016

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Mr. Eric G. Le Dain, Sr. Vice President, Corporate Development, Commercial, will provide an update on Enerplus' activities via a presentation at Barclays CEO Energy/Power Conference on Wednesday, September 7, 2016 at 9:05 am ET (7:05 am MT). Investors are invited to listen to a live webcast of the presentation at:

https://cc.talkpoint.com/barc002/090616a_js/?entity=47_7G1YJRU

To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event. A copy of the presentation will be made available prior to the event on our website at http://investors.enerplus.com/webcasts-and-podcasts.

About Us
Enerplus is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States, focused on delivering profitable growth and income to its shareholders.

For further information, please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation